May 8, 2019

Stephen Vogel
Chief Executive Officer
Tuscan Holdings Corp. II
135 E. 57th St., 18th Floor
New York, NY 10022

       Re: Tuscan Holdings Corp. II
           Draft Registration Statement on Form S-1
           Submitted April 12, 2019
           CIK No. 0001773087

Dear Mr. Vogel:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted April 12, 2019

Exhibits and Financial Statement Schedules, page II-4

1. Please file executed exhibits, rather than "form of" agreements, to the extent the exhibits are executed.
General

2. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Stephen Vogel
Tuscan Holdings Corp. II
May 8, 2019
Page 2

        You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Peter McPhun, Staff Accountant, at 202-551-3581 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Kim McManus, Senior Attorney, at 202-551-3215 with any other questions.



                                                            Sincerely,

FirstName LastNameStephen Vogel                             Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NameTuscan Holdings Corp. II
                                                            Commodities
May 8, 2019 Page 2
cc:       Jeffrey Gallant
FirstName LastName